Exhibit 99.1

Global Mofy AI Limited Announces Receipt of Notification from Nasdaq

BEIJING, September 27, 2024 — Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, today announced that it has received a written notification (the “Notification Letter”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on September 25, 2024. The Notification Letter advised the Company that for the last 30 consecutive business days, the minimum closing bid price per share for the Company’s ordinary shares was below the $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2).

The Company would like to clarify that the Notification Letter has no current effect on the listing or trading of the Company’s securities on Nasdaq. Pursuant to Nasdaq Listing Rules 5810(c)(3)(A), the Company has been granted a compliance period of 180 calendar days, until March 24, 2025, to regain compliance with the Nasdaq Listing Rules. If, at any time during this compliance period, the closing bid price of the Company’s ordinary shares reaches US$1.00 per share or higher for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance, and the matter will be resolved.

In the event the Company does not regain compliance by March 24, 2025, it may be eligible for an additional 180 calendar day period to regain compliance.

The Company intends to actively monitor the bid price for its shares and will evaluate available options to regain compliance with the continued listing requirements.

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy is one of the leading digital asset banks in China, which consists of more than 100,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Ltd. Investor Relations Department ir@mof-vfx.com